SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 February, 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               AGM Statement dated 3 February, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 February, 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

15.30 GMT, 10.30 EST Friday 3 February 2006

For further information contact:
Cambridge Antibody Technology               Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                              Tel: +44 (0) 20 7067 0700
Peter Chambré, Chief Executive Officer                               Kevin Smith
John Aston, Chief Financial Officer                             Yvonne Alexander
Rowena Gardner, Director of Corporate Communications               Rachel Taylor

                                        BMC Communications/The Trout Group (USA)
                                                           Tel: 001 212 477 9007
                                                      Brad Miles, ext 17 (media)
                                               Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC REPORTS OUTCOME OF 2006 ANNUAL GENERAL
MEETING

Cambridge, UK: Cambridge Antibody Technology (LSE: CAT, NASDAQ: CATG) reports that at its Annual General Meeting, held at 13.00 GMT on Friday 3 February 2006,
Resolutions 1 to 11 and 13 to 14 were duly passed on a show of hands. Resolution
12 was conditional upon Resolution 11 having not been passed, therefore it was withdrawn.

For information, details of the proxy voting figures will be available on the
CAT website (www.cambridgeantibody.com/html/investor_relations) from 17.00 GMT today.

                                      -ENDS-

Notes to Editors:

Business:
.. CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients' lives and thereby create outstanding returns for shareholders.
  CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

Products:
.. HUMIRA®, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with
  Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, and for psoriatic arthritis and early RA in some European countries and the US.

.. There are six further CAT-derived antibodies licensed to partners at various stages of clinical development: ABT-874 (Abbott), LymphoStat-B™, HGS-ETR1,
  HGS-ETR2, ABthrax™ (all Human Genome Sciences (HGSI)) and MYO-029 (Wyeth).
  CAT has also licensed its proprietary technologies and patents to several companies. CATOs licensees include Amgen, Chugai, Dyax, Genzyme, HGSI,
  Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.

.. There are three further human therapeutic product candidates in clinical development: CAT-354 and CAT-3888, proprietary CAT products, and GC-1008, in collaboration with Genzyme.

Collaborations:
.. CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFß, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.

.. CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.

.. CAT has a co-development collaboration with Amrad against GM-CSF Receptor, a potential drug target in the development of RA.

Science:
.. CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than
  100 billion distinct antibodies, which form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

Business Background:
.. CAT is based near Cambridge, UK, with a new site in Palo Alto, USA. CAT currently employs around 290 people.

.. CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).

.. More information can be found at www.cambridgeantibody.com

Application of the Safe Harbor of the Private Securities Litigation Reform Act
of 1995: This press release contains statements about Cambridge Antibody
Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities
Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.